Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Unaudited Interim Condensed Consolidated

Financial Statements

For the three and six month periods ended

February 29, 2020 and February 28, 2019

(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Tanzanian Gold Corporation, are the responsibility of the management and Board of Directors of the Company.

The unaudited interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Jeffrey R. Duval”

“Marco Guidi”_______

Jeffrey R. Duval

Marco Guidi

Acting Chief Executive Officer

Chief Financial Officer

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Unaudited Interim Condensed Consolidated Statements of Financial Position (Expressed in Canadian Dollars)
As at	February 29, 2020	August 31, 2019

Assets
Current Assets
Cash (Note 15)	$ 4,328,507	$ 3,389,319
Other receivables (Note 11)	534,242	625,519
Prepaid and other assets (Note 12)	167,750	120,478
	5,030,499	4,135,316
Property, plant and equipment (Note 4)	1,815,857	1,710,575
Inventory (Note 14)	529,248	522,779
Mineral properties and deferred exploration (Note 3)	36,871,184	31,750,255
	$ 44,246,788	$ 38,118,925

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 13)	$ 6,666,936	$ 6,225,131
Leases payable (Note 4)	84,129	78,784
Convertible loan (Note 22)	5,242,842	1,929,244
Gold bullion loans (Note 20)	4,836,782	4,998,127
	16,830,689	13,231,286
Warrant liability (Note 5)	4,486,444	4,486,444
Asset Retirement Obligation (Note 18)	744,635	737,404
	22,061,768	18,455,134
Shareholders’ equity
Share capital (Note 5)	147,810,288	142,251,909
Share based payment reserve (Note 7)	8,740,832	8,374,041
Warrants reserve (Note 6)	1,033,037	1,033,037
Accumulated other comprehensive income (loss)	95,033	(114,030)
Accumulated deficit	(135,931,677)	(132,462,683)
Equity attributable to owners of the Company	21,747,513	19,082,274
Non-controlling interests (Note 19, 3(a))	437,507	581,517
Total shareholders’ equity	22,185,020	19,663,791
	$ 44,246,788	$ 38,118,925

  Nature of operations and Going Concern (Note 1)

  Commitments and Contingencies (Notes 3 and 17)

  Events after the reporting period (Note 23)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss (Expressed in Canadian Dollars)
	Three months ended February 29, 2020	Three months ended February 28, 2019	Six months ended February 29, 2020	Six months ended February 28, 2019
Administrative expenses
Depreciation (Note 4)	$ 65,336	$ 87,539	$ 152,385	$ 175,081
Consulting (Note 8)	347,744	100,054	649,193	386,523
Directors’ fees (Note 8)	62,282	27,907	90,188	55,813
Office and general	61,934	50,628	124,811	91,090
Shareholder information	195,500	102,353	357,799	172,175
Professional fees (Note 8)	377,822	179,209	593,602	483,444
Salaries and benefits	377,508	162,102	576,323	297,597
Share based payments (Note 5)	-	49,000	11,000	137,000
Travel and accommodation	52,422	7,118	68,948	14,666
	(1,540,548)	(765,910)	(2,624,249)	(1,813,389)
Other income (expenses)
Foreign exchange	74,145	(12,142)	(1,210)	82,685
Interest, net	(5,866)	(3,040)	(11,533)	(7,031)
Interest accretion (Notes 20 and 22)	(115,070)	(240,552)	(334,320)	(393,687)
Accretion on asset retirement obligation (Note 18)	(2,860)	(2,816)	(5,720)	(5,631)
Finance costs (Note 21)	(207,096)	(150,850)	(370,755)	(320,856)
Exploration costs	(106,230)	(6,229)	(128,815)	(110,991)
Interest on leases (Note 4)	(2,580)	(2,474)	(5,129)	(5,027)
Settlement of lawsuit	-	(153,676)	-	(153,676)
Withholding tax costs	(89,288)	(828)	(131,273)	(3,998)
Net loss	$ (1,995,393)	$ (1,338,517)	$ (3,613,004)	$ (2,731,601)
Other comprehensive income
Foreign currency translation	282,988	(428,631)	209,063	151,526
Comprehensive loss	$ (1,712,405)	$ (1,767,148)	$ (3,403,941)	$ (2,580,075)

Loss attributable to:
Parent	(1,978,682)	(1,259,835)	(3,468,994)	(2,722,767)
Non-controlling interests	(16,711)	(78,682)	(144,010)	(8,834)
	$ (1,995,393)	$ (1,338,517)	$ (3,613,004)	$ (2,731,601)
Comprehensive loss attributable to:
Parent	(1,839,750)	(1,574,265)	(3,498,020)	(2,648,262)
Non-controlling interests	127,345	(192,883)	94,079	68,187
	$ (1,712,405)	$ (1,767,148)	$ (3,403,941)	$ (2,580,075)

Loss per share – basic and diluted attributable to Parent	$ (0.02)	$ (0.01)	$ (0.03)	$ (0.02)
Weighted average # of shares outstanding – basic and diluted	157,454,359	132,144,711	154,035,940	129,921,162

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

 (Expressed in Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
Six month periods ended,	February 29, 2020	February 28, 2019

Operating
Net loss	$ (3,613,004)	$ (2,731,601)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	152,385	175,081
Share based payments	11,000	137,000
Accretion on asset retirement obligation	5,720	5,631
Interest accretion	334,320	393,687
Foreign exchange	159,607	(136,575)
Shares issued for payment of interest on bullion loans	263,357	320,856
Loss on shares issued for settlement of debt	-	30,116
Net change in non-cash operating working capital items:
Other receivables	91,277	(31,701)
Inventory	(6,469)	7,833
Prepaid expenses	(47,272)	(45,317)
Trade, other payables and accrued liabilities	389,358	(293,015)
Cash used in operating activities	(2,259,721)	(2,168,005)
Investing
Mineral properties and deferred exploration costs, net of recoveries	(4,787,760)	(690,833)
Purchase of property, plant and equipment	(230,986)	(14,554)
Cash used in investing activities	(5,018,746)	(705,387)
Financing
Issuance of common shares for cash, net of issue costs	4,635,950	1,081,207
Proceeds received for shares to be issued	-	368,710
Interest on leases	5,345	5,027
Proceeds from issuance of convertible loans	3,576,360	1,596,401
Proceeds from gold bullion loans	-	223,815
Cash provided by financing activities	8,217,655	3,275,160
Net increase in cash	939,188	401,768
Cash, beginning of period	3,389,319	426,062
Cash, end of period	$ 4,328,507	$ 827,830

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation (formerly Tanzanian Royalty Exploration Corporation) Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information:	2020	2019
Non-cash transactions:
Shares issued for interest on loans	$ 263,357	$ 568,545
Shares issued as financing fee for convertible loans	-	396,194
Shares on conversion of loans	594,583	2,143,043

\

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

1.

Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name of the Company was changed to Tanzanian Gold Corporation on April 11, 2019 (“Tanzanian” or the “Company”).  The address of the Company’s registered office is 82 Richmond Street East, Suite 208, Toronto, Ontario, M5C 1P1, Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred exploration expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At February 29, 2020 the Company had a working capital deficiency of $11,800,190 (August 31, 2019 – $9,095,970), had not yet achieved profitable operations, has accumulated losses of $135,931,677 (August 31, 2019 – $132,462,683). The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

The Company’s current funding sources and taking into account the working capital position and capital requirements at February 29, 2020, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. Whilst the Company has been successful in obtaining financing in the past, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

2.  Basis of Preparation

2.1 Statement of compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited interim condensed consolidated financial statements were approved and authorized by the Board of Directors of the Company on April 13, 2020.

2.2 Basis of presentation

The consolidated financial statements of the Company as at and for the three and six month periods ended February 29, 2020 and February 28, 2019 comprise of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2019 annual financial statements, except for standards adopted during the period as noted below.

2.3

Adoption of new and revised standards and interpretations

Adoption of New Accounting Standards

The adoption of the following new standards, interpretations and amendments where included in the financial statements for the year beginning September 1, 2019.

IFRS 16 Leases (“IFRS 16”), was issued in January 2016 and it replaces IAS 17 Leases. IFRS 16 requires entities to recognize lease assets and lease obligations on the balance sheet. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead leases are “capitalized” by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognizes a financial liability representing its obligations to make future lease payments. IFRS 16 is effective for fiscal periods beginning on or after January 1, 2019.

The Company did not have any operating leases in place as at September 1, 2019, as such, there was no impact on adoption of the standard.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

3.

Mineral Properties and Deferred Exploration

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by US$100/sq.km for the initial period, US$150/sq.km for the first renewal and US$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of US$500 per license.  Upon renewal, there is a renewal fee of US$300 per license.

Section 30 of the Mining Act states that the amount that is to be spent on prospecting operations is to be prescribed by Regulation.

Period	Minimum expenditure (US$)
Initial period (4 years)	$500 per sq km for annum
First renewal (3 years)	$1,000 per sq km for annum
Second renewal (2 years)	$2,000 per sq km for annum

Certain of the Company’s prospecting licenses are currently being renewed.

The Company assessed the carrying value of mineral properties and deferred exploration costs as at February 29, 2020 and recorded a write-down of $nil during the six month period ended February 29, 2020 (2019 - $nil).

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

3.

Mineral Properties and Deferred Exploration (continued)

      The continuity of expenditures on mineral properties is as follows:

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

3.

Mineral Properties and Deferred Exploration (continued)

(a) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”).  Pursuant to the agreement dated December 16, 2010, the Company paid US$3,000,000 to the State Mining Company (“Stamico”).  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Project.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015.  The Company shall be entitled to extend the date for one additional year:

          i) for the extension year, on payment to Stamico of US$500,000;

          ii) for the second extension year, on payment to Stamico of US$625,000; and

          iii) for each subsequent extension year, on payment to Stamico of US$750,000.

The Company has received a request letter from Stamico regarding the status of the penalty payment and has responded that no penalty is due at this time.  The Company has received a subsequent letter from Stamico regarding request for payment.  It remains the Company’s position that no penalty is due at this time, but the Company and Stamico have been engaged in settlement discussions to resolve this issue, and a payment of $172,330 has been made in connection with the settlement discussions to be applied towards the amount owing with the remainder to be paid out of proceeds of production.  As at February 29, 2020 an accrual for USD $382,813 has been recorded.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in the consolidated financial statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses (the “Kigosi Mining License”).  The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

3.

Mineral Properties and Deferred Exploration (continued)

(b) Kigosi:

The Kigosi Mining License was granted by the Ministry of Energy and Minerals of Tanzania to Tanzam, (wholly owned subsidiary of Tanzanian).  The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by the Company and Ministry for Energy and Minerals representatives.  The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by degazzeting the respective license by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During 2019 the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The Company has disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification.  The Company recorded a write off of $12,769,216 for the year ended August 31, 2019 related to the property pending the result of the appeal.

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The licenses are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

The Company is required to pay Stamico an annual option fee of US$25,000 per annum until commercial production.

During 2019 the Company received a notice of rejection of the mining license application for Itetamia, for failure to have complied with regulations.  The Company disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification.  The Company recorded a write off of $6,059,044 for the year ended August 31, 2019 related to the property pending the result of the appeal.

(d) Luhala Project:

The Company has selected a consultant to prepare the resource report for the Luhala Project in anticipation of filing for a Mining License for development of the site. Once funds are available the contract to engage the consultant to carry out the development work will be initiated.

During the year ended August 31, 2019, the Company recorded a write off of $3,401,492 related to the property to reflect the Company’s intentions on focusing and developing the Buckreef project.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

4.

Property, plant and equipment

	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Construction-in-progress *	Total
Cost
As at September 1, 2018	$ 14,783	$ 65,970	$ 1,300,721	$ 99,832	$ 1,490,851	$ 1,381,969	$ 4,354,126
Additions	-	4,950	-	21,147	-	-	26,097
Disposals	-	(7,142)	-	-	-	-	(7,142)
Foreign exchange	319	1,676	28,457	3,079	32,528	36,732	102,791
As at August 31, 2019	$ 15,102	$ 65,454	$ 1,329,178	$ 124,058	$ 1,523,379	$ 1,418,701	$ 4,475,872
Additions	28,829	74,516	-	-	-	127,641	230,986
Foreign exchange	332	1,150	8,693	892	9,662	14,735	35,464
As at February 29, 2020	$ 44,263	$ 141,120	$ 1,337,871	$ 124,950	$ 1,533,041	$ 1,561,077	$ 4,742,322
Accumulated depreciation
As at September 1, 2018	$ 14,552	$ 48,911	$ 1,143,231	$ 78,759	$ 1,068,694	$ -	$ 2,354,147
Depreciation expense	12	7,191	36,718	4,956	304,238	-	353,115
Disposals	-	(5,214)	-	-	-	-	(5,214)
Foreign exchange	312	1,394	25,817	1,867	33,859	-	63,249
As at August 31, 2019	$ 14,876	$ 52,282	$ 1,205,766	$ 85,582	$ 1,406,791	$ -	$ 2,765,297
Depreciation expense	4,676	2,746	12,410	2,301	130,252	-	152,385
Foreign exchange	17	4,483	7,728	557	(4,002)	-	8,783
As at February 29, 2020	$ 19,569	$ 59,511	$ 1,225,904	$ 88,440	$ 1,533,041	$ -	$ 2,926,465
Net book value
As at August 31, 2018	$ 231	$ 17,059	$ 157,490	$ 21,073	$ 422,157	$ 1,381,969	$ 1,999,979
As at August 31, 2019	$ 226	$ 13,172	$ 123,412	$ 38,476	$ 116,588	$ 1,418,701	$ 1,710,575
As at February 29, 2020	$ 24,694	$ 81,609	$ 111,967	$ 36,510	$ -	$ 1,561,077	$ 1,815,857

* Construction in progress represents construction of the Company’s processing plant.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

4.

Property, plant and equipment (continued)

Sale-leaseback transaction:

As at February 29, 2020, the remaining balance outstanding under finance lease obligations after the settlements described above is $84,129 (August 31, 2019 - $78,784) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

Interest expense for the six month period ended February 29, 2020 related to the leases amounted to $5,129 (2019 - $5,027), and is recorded in the statement of comprehensive loss.

5.   Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.

	Number	Amount ($) ($)
Balance at September 1, 2018	125,162,803	$ 127,003,132
Issued for private placements, net of share issue costs	13,435,503	8,911,230
Shares issued for interest on gold and convertible loans	1,836,229	699,651
Shares issued for settlement of convertible and gold loans (Note 20 and 22)	7,789,895	2,781,473
Transfer of conversion component on conversion of convertible loans	-	1,402,631
Finders fees on convertible and gold bullion loans (Note 20 and 22)	686,446	581,181
Stock options exercised	63,333	26,333
Transfer of reserve on exercise of stock options	-	27,722
Warrants exercised	85,127	215,000
Issued for legal appeal (Note 17)	1,332,222	603,556
Balance at August 31, 2019	150,391,558	$ 142,251,909
Issued for cash, net of share issue costs	6,768,634	4,635,950
Shares issued for settlement of convertible and gold loans (Note 20 and 22)	1,409,183	594,583
Transfer of conversion component on conversion of convertible loans	-	64,489
Shares issued for interest on gold and convertible loans	722,355	263,357
Balance at February 29, 2020	159,291,730	$ 147,810,288

Activity during the six month period ended February 29, 2020:

During the six month period ended February 29, 2020, the Company issued 6,768,674 common shares at an average price of USD $0.575 per common share, raising an aggregate net proceeds, net of share issue costs of $502,035, of $4,635,950 (US $3,559,000).

During the six month period ended February 29, 2020, 722,355 shares were issued at an average price of $0.36 per share for total issued value of $263,357 for payment of interest (see Notes 20 and 22 for details).

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

5.

Capital Stock (continued)

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company issued 13,435,503 common shares at an average price of US $0.53 per common share, raising an aggregate net proceeds, net of share issue costs of $349,709, of $8,911,230 (US $7,158,934).

During the year ended August 31, 2019, 257,143 warrants expiring on December 9, 2019 were exercised by way of cashless exercise into 85,127 common shares of the Company which resulted in the transfer of the associated value of $215,000 from reserve for warrants to share capital.

During the year ended August 31, 2019, 1,836,229 shares were issued at an average price of $0.38 per share for total issued value of $699,969 for payment of interest (see Notes 20 and 22 for details).

During the year ended August 31, 2019, the Company issued 686,446 common shares at a price of $0.85 per share for total issued value of $581,181 for payment of finders fees in connection with the convertible and gold bullion loans (see Notes 20 and 22 for details).

Warrant issuances:

Activity during the six month period ended February 29, 2020:

There were no warrant issuances during the six month period ended February 29, 2020.

Activity during the year ended August 31, 2019:

There were no warrant issuances during the year ended August 31, 2019.

Warrants and Compensation Options outstanding:

At February 29, 2020, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 26, 2016	214,285	USD$0.9515	September 26, 2021
Private placement financing - September 26, 2016	4,017,857	USD$1.10	September 26, 2021
Private placement financing agent warrants - September 1, 2016	73,616	USD$0.8718	September 1, 2021

Balance, February 29, 2020 and August 31, 2019	4,305,758	-	-

The outstanding warrants have weighted average price of US$1.09 and weighted average remaining contractual life of 1.57 years.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

5.

Capital Stock (continued)

Warrant liability:

Foreign currency denominated warrants (not including compensation warrants), are considered a derivative as they are not indexed solely to the entity’s own stock.

The warrant liability at February 29, 2020 and August 31, 2019 relates to the 4,017,857 warrants that which were issued as part of the September 26, 2016 private placement and are exercisable at the option of the holder into common shares for no consideration.  This cashless exercise right is only in effect if the current market price is less than the exercise price of US$1.10.  (Note 17)

Restricted share units:

The Restricted Stock Unit Plan (the “RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  Under the RSU Plan, a maximum of 2,500,000 shares are authorized for issuance. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2012, the outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

Of the 2,500,000 shares authorized for issuance under the RSU Plan, 2,500,000 (August 31, 2019 - 2,500,000) shares have been issued as at February 29, 2020.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

5.

Capital Stock (continued)

Stock options:

The Company has a stock option plan (the “Plan”) under which the Company may grant options to directors, officers, employees and consultants. The maximum number of common shares reserved for issue under the Plan at any point in time may not exceed 10% of the number of shares issued and outstanding.  The purpose of the Plan is to attract, retain and motivate directors, officers, employees, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. Options granted under the Plan are non-assignable and vest over various terms up to 24 months from the date of grant.  As at February 29, 2020, the Company had 8,577,173 (August 31, 2019 – 7,687,155) options available for issuance under the Plan.

The continuity of outstanding stock options for the six month period ended February 29, 2020 and year ended August 31, 2019 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2018	7,432,000	0.41
Exercised	(63,333)	(0.42)
Cancelled	(16,667)	(0.43)
Balance – August 31, 2019 and February 29, 2020	7,352,000	$0.41

(i)

On September 29, 2017, the Company granted 3,582,000 stock options to directors, officers and employees of the Company.  The options are exercisable at CAD$0.43 per share expiring on September 29, 2026.  The resulting fair value of $1,183,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 76%; a risk-free interest rate of 1.98% and an expected average life of 9 years.  Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/3 of the options vest immediately, 1/3 vest on September 29, 2018 with the remaining 1/3 vesting on September 29, 2019.

Share based payments based on the portion vested during the six month period ended February 29, 2020 amounted to $11,000 (2019 - $134,000).

(ii)

On January 2, 2018, the Company granted 100,000 stock options to a consultant of the Company.  The options are exercisable at CAD$0.35 per share expiring on January 2, 2028.  The resulting fair value of $31,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 96%; a risk-free interest rate of 2.08% and an expected average life of 10 years.  Volatility and expected life were based on historical experience. The options are subject to a vesting period whereby 1/4 of the options vest every three months through to January 2, 2019.

Share based payments based on the portion vested during the six month period ended February 29, 2020 amounted to $nil (2019 - $3,000).

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

5.

Capital Stock (continued)

Stock options (continued)

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	date	life (years) (1)
CAD0.35	100,000	100,000	January 2, 2028	7.84
CAD0.40	3,720,000	2,480,000	September 29, 2026	6.58
CAD0.43	3,532,000	3,532,000	October 11, 2026	6.62
CAD0.41	7,352,000	7,352,000		6.62

(1)

Total represents weighted average.

6.

Reserve for warrants

Period/Year ended	February 29, 2020	August 31, 2019
Balance at beginning of period/year	$ 1,033,037	$ 1,248,037
Exercise of warrants	-	(215,000)
Balance at end of period/year	$ 1,033,037	$ 1,033,037

7.

Reserve for share based payments

Period/Year ended	February 29, 2020	August 31, 2019
Balance at beginning of period/year	$ 8,374,041	$ 9,394,394
Share based compensation – Stock options	11,000	236,000
Conversion component of convertible loans	420,280	174,000
Transfer of reserve on conversion of convertible loans	(64,489)	(1,402,631)
Transfer of reserve on exercise of stock options	-	(27,722)
Balance at end of period/year	$ 8,740,832	$ 8,374,041

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

8.

 Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Six months ended,	Notes	February 29, 2020	February 28, 2019
Legal services	(i)	$Nil	$Nil
Consulting	(ii)	$121,061	$111,024
Consulting	(iii)	$nil	$50,810
Consulting	(iv)	$39,653	$Nil

(i) The Company previously engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the six month period ended February 29, 2020, the legal expense charged by the firm was $nil (2018 - $nil).  As at February 29, 2020, $335,940 remains payable (August 31, 2019 - $335,940).

(ii) During the six month period ended February 29, 2020, $121,061 (2018 - $111,024) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the six month period ended February 29, 2020, $nil (2018 - $50,810) was paid for drill mobilization, and advances on drilling services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv) During the six month period ended February 29, 2020, $39,653 (2018 - $nil) was paid for consulting services to a company controlled by a director.

As at February 29, 2020, the Company has a receivable of $51,148 (August 31, 2019 - $45,368) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.  The Company also has a receivable of $33,480 (August 31, 2019 - $33,071) from Stamico.

As at February 29, 2020, the Company has outstanding leases due under finance lease obligations as described in note 4 of $84,129 (August 31, 2019 - $78,784) repayable within 1 year.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

8.

 Related party transactions and key management compensation (continued)

 (b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Six months ended,	February 29, 2020		February 28, 2019
	Fees, salaries and benefits (1)	Share based payments (2), (3)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$ 322,839	$ nil	$ 255,675	$ nil
Directors	90,188	nil	55,813	nil
Total	$ 413,027	$ nil	$ 311,488	$ nil

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   All stock option share based compensation is based on the accounting expense recorded in the year.

As at February 29, 2020, included in trade and other payables is $1,035,000 (August 31, 2019 - $927,000) due to these key management personnel with no specific terms of repayment.

9.   Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six month period ended February 29, 2020. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at February 29, 2020 totaled $21,747,513 (August 31, 2019 - $19,082,274).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

9.   Management of Capital (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

10. Financial Instruments

Fair Value of Financial Instruments

Cash is classified as fair value through profit and loss, Trade and Other Receivables are measured at amortized cost.  Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•

Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at February 29, 2020 and August 31, 2019, cash is recorded at fair value under level 1 within the fair value hierarchy.

The carrying value of cash, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents.  The other receivables consist primarily of amounts due from government taxation authorities.  The Company has not recorded an impairment or allowance for credit risk as at February 29, 2020, or August 31, 2019.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

10. Financial Instruments (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at February 29, 2020, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $43,000 (2018 - $8,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 29, 2020, the Company had current assets of $5,030,499 (August 31, 2019 - $4,135,316) and current liabilities of $16,830,689 (August 31, 2019 - $13,231,286). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $11,800,190 (August 31, 2019 - $9,095,970).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At February 29, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $1,129,000 on the statements of comprehensive loss.

11. Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	February 29, 2020	August 31, 2019

Receivable from related parties	$ 84,628	$ 78,439
HST and VAT receivable	415,921	526,983
Other	33,693	20,097
Other Receivables	$ 534,242	$ 625,519

Below is an aged analysis of the Company’s other receivables:

	February 29, 2020	August 31, 2019

Less than 1 month	$ 165,346	$ 88,143
1 to 3 months	207,087	111,239
Over 3 months	161,809	426,137
Total Other Receivables	$ 534,242	$ 625,519

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

11. Other receivables (continued)

At February 29, 2020, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 10.

The Company holds no collateral for any receivable amounts outstanding as at February 29, 2020.

12. Prepaid and other assets

	February 29, 2020	August 31, 2019

Insurance	$ -	$ 13,500
Listing fees	99,325	39,114
Other	68,425	67,864
Total Prepaid Expenses	$ 167,750	$ 120,478

13. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities.  The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	February 29, 2020	August 31, 2019

Less than 1 month	$ 1,070,567	$ 839,215
1 to 3 months	1,190,185	403,532
Over 3 months	4,406,184	4,982,384
Total Trade, Other Payables and Accrued Liabilities	$ 6,666,936	$ 6,225,131

14. Inventory

Inventory consists of stockpiled ore and supplies consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	February 29, 2020	August 31, 2019

Stockpiled ore and work in progress	$ 524,790	$ 518,375
Supplies	4,458	4,404
Total Inventory	$ 529,248	$ 522,779

15. Cash

As at February 29, 2020, cash totalled $4,328,507 (August 31, 2019 - $3,389,319), consisting of cash on deposit with banks in general minimum interest bearing accounts.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

16. Segmented information

Operating Segments

At February 29, 2020 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

• that engages in business activities from which it may earn revenues and incur expenses;

• whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

• for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at February 29, 2020	As at August 31, 2019
Identifiable assets
Canada	$ 4,253,720	$ 3,567,316
Tanzania	39,993,068	34,551,609
	$ 44,246,788	$ 38,118,925
Non-current assets
Canada	$ 84,229	$ 14,731
Tanzania	39,132,060	33,968,878
	$ 39,216,289	$ 33,983,609

17. Commitments and Contingencies

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at February 29, 2020 an accrual of $634,000 (August 31, 2019 - $680,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $260,000 (August 31, 2019 - $211,000). The Company has recorded an accrual for all valid and active mining licenses.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

17. Commitments and Contingencies (continued)

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016.  In response to the complaint, the Company’s attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint.  On February 27, 2018, Crede dismissed its complaint against us without prejudice. On March 12, 2018, Crede filed suit against the Company in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief is not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On June 20, 2019, the Supreme Court of the State of New York, County of New York granted summary judgment to Crede on its December 3, 2018, motion for specific performance for the issuance of 1,332,222 common shares pursuant to the Series B Warrants and declaratory relief that the terms of the Securities Purchase Agreement and Warrants are valid.  On August 21, 2019, the Company filed a notice of appeal and seeking a stay of the summary judgement order in the State Claim pending appeal.  On October 17, 2019, the court in the State Claim order the delivery of 1,332,222 shares of common stock with an officer designated by the court.   On February 4, 2020, the Appellate Division, First Judicial Department, Supreme Court of the State of New York affirmed the Supreme Court of the State of New York, County of New York’s granting of summary judgment to Crede CG III, LTD under the Securities Purchase Agreement entered into on September 1, 2016 between Crede and the Company.  On or around February 11, 2020, the Company filed an appeal of the Appellate Division’s February 4, 2020 decision.  No assurance can be given that the Appellate Division, First Judicial Department will accept the Company’s appeal of the February 4, 2020 decision. Notwithstanding the Company’s pending appeal, the Supreme Court of the State of New York, County of New York’s summary judgement of June 20, 2019 remains in effect.

On May 10, 2018, the Company filed a complaint in the United States District Court Southern District of New York (Case No. 18–Civ-4201) (“Federal Claim”) against Crede and certain of its principals, and others, alleging, among other things, violation of certain acts under the Securities Exchange Act.  On March 26, 2019, the District Court dismissed certain of our claims against the defendants, but allowed certain claims under Securities Exchange Act for market manipulation and breach of the covenant of good faith and fair dealing by Crede to continue.

The Federal Claim is in its initial stage and limited discovery has been initiated.  Unless the Supreme Court of the State of New York’s order is overturned, the Company is required to issue additional common shares under the Securities Purchase Agreement.  Under the terms of the Securities Purchase Agreement, the maximum number of common shares that may be issued in the transaction is limited to 21,704,630, of which 11,839,285 shares have been issued.

The issuance of additional common shares will have a dilutive effect to our shareholders and the payment of damages and legal expenses may adversely affect the Company’s financial condition.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

18.   Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania.  Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.  This estimate depends on the development of environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:
	February 29, 2020	August 31, 2019
Balance, beginning of period/year	$ 737,404	$ 726,143
Accretion expense	5,720	11,261
Foreign exchange	1,511	-
Balance, end of period/year	$ 744,635	$ 737,404

The mine closure provision liability is based upon the following estimates and assumptions:

a)

Total undiscounted amount of future retirement costs was estimated to be US$522,000.

b)

Risk-free rate at 1.58%.

c)

Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 2025.

d)

Inflation over the period is estimated to be 1.5% per annum.

19.

  Non-Controlling Interest

The changes to the non-controlling interest for the six month periods ended February 29, 2020 and year ended August 31, 2019 are as follows:

Period/Year ended	February 29, 2020	August 31, 2019
Balance at beginning of period/year	$ 581,517	$ 700,310
Non-controlling interest’s 45% share of Buckreef’s comprehensive loss	(144,010)	(118,793)
Balance at end of period/year	$ 437,507	$ 581,517

The following is summarized financial information for Buckreef:

	February 29, 2020	August 31, 2019
Current assets	$ 1,011,680	$ 522,780
Long term assets	$ 26,822,242	$ 22,331,000
Current liabilities	$ (16,650)	$ (16,446)
Asset retirement obligation	$ (744,635)	$ (737,404)
Advances from parent	$ (30,432,471)	$ (25,585,385)

Comprehensive loss for the period/year	$ (320,217)	$ (263,984)

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

20. Gold Bullion Loans

Activity during the six month period ended February 29, 2020:

During the six month period ended February 29, 2020 the Company settled $224,513 (US$169,000) of principal amount of outstanding loans through the issuance of 504,419 shares.

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 shares.

Outstanding balance:

The balance of the gold bullion loans is as follows:

	February 29, 2020	August 31, 2019
Balance at beginning of period/year	$ 4,998,127	$ 4,622,351
Loans received	-	287,800
Less: repayment of loans converted to shares	(224,513)	(130,670)
Less: conversion component of loans and finders fees	-	(120,000)
Interest accrued	186,247	375,921
Issuance of shares for interest payment	(124,259)	(311,015)
Interest accretion	40,000	268,280
Foreign exchange translation adjustment	(38,820)	5,460
Balance at end of period/year	$ 4,836,782	$ 4,998,127

Interest expense related to the gold bullion loan amounted to $186,247 (2018 - $188,055), for the six month period ended February 29, 2020 and is recorded as finance charge in the statements of comprehensive loss. Accretion expense during the six month period ended February 29, 2020 totaled $40,000 (2018 - $137,687).

If lenders elect repayment in gold, the Company may have to purchase approximately 3,076 ounces of gold in the market in order to repay the loans.  At February 29, 2020, the value of 3,076 ounces of gold was approximately $4,500,000.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

21. Finance costs

Finance costs comprises of the following:

	Six months ended February 28, 2020	Six months ended February 28, 2018

Interest on Gold Bullion Loans (Note 20)	$ 186,247	$ 188,055
Interest on Convertible Loans (Note 22)	184,508	132,801
	$ 370,755	$ 320,856

22. Convertible loans

Activity during the six month period ended February 29, 2020:

During the six month period ended February 29, 2020, the Company received loans in the amount of $3,576,360 (US$2,755,811) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.461 - US$0.598 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.461 - US$0.598 per share.

The Company recorded the equity portion of the conversion component in equity which amounted to $420,280.

During the six month period ended February 29, 2020, the Company settled $365,541 (US$275,000) of principal amount of outstanding loans through the issuance of 904,764 shares.

Activity during the year ended August 31, 2019:

During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.27 - US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.27 - US$0.34 per share.

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 shares.

In connection with the gold loans described in note 20 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finders fee was allocated proportionally between the gold loans and convertible loans, the portion allocated to the convertible loans amounted to $494,000.

Tanzanian Gold Corporation

(formerly Tanzanian Royalty Exploration Corporation)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Month Periods Ended February 29, 2020 and February 28, 2019

 (Expressed in Canadian dollars)

22. Convertible loans (continued)

The balance of the convertible loans is as follows:

	February 29, 2020	August 31, 2019
Balance at beginning of period/year	$ 1,929,244	$ 2,875,420
Proceeds from convertible loans	3,576,360	1,596,401
Conversion of convertible loan to shares	(365,541)	(2,614,343)
Less: conversion component of convertible loans	(420,280)	(141,000)
Less: finders fee	-	(494,000)
Interest accrued	184,508	229,854
Issuance of shares for interest payment	(66,498)	(206,962)
Interest accretion	294,320	720,250
Foreign exchange	110,729	(36,376)
Balance at end of period/year	$ 5,242,842	$ 1,929,244

Interest accretion expense related to these loans during the six month period ended February 29, 2020 totaled $294,320 (2018 - $256,000).

The consolidated statement of comprehensive loss for the three and six month period ended February 28, 2019 has been restated.  The Company previously recognized a loss on settlement of debt of $1,481,000 and $2,114,000 respectively on the conversion of convertible loans to shares.  This loss has been reversed and instead the Company recognized the value of the shares issued at the carrying value of the debt and related equity component.  The restatement resulted in a decrease in net loss of $1,481,000 and $2,144,000 respectively and a decrease in loss per share of $0.01 and $0.02 per share respectively. There was no impact to the assets, liabilities and total equity reported in the Company’s statement of financial position.

23. Events after the reporting period

Subsequent to the period, the COVID-19 pandemic has caused significant and negative impact to the global financial market. The Company continues to monitor and assess the impact on its business activities. The potential impact is uncertain, and it is difficult to reliably measure the extent of the effect of the COVID-19 pandemic on future financial results.

Subsequent to February 29, 2020, the Company received loans in the amount of US$1,212,932 in cash and gold bullion loans maturing in 1 year with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.34 - $0.39 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.34 - $0.39 per share.